STATE STREET BANK AND TRUST COMPANY
SUNAMERICA/VALIC FUNDS AMENDMENT TO CONFIDENTIAL FEE SCHEDULE DATED AS OF OCTOBER 1, 2013 CUSTODY AND FUND ACCOUNTING SERVICES EFFECTIVE AS OF JUNE 29, 2018

Reference is made to that certain Fee Schedule reference above (the “Fee Schedule”) for services provided to the Funds (as defined therein) by State Street Bank and Trust Company. Capitalized terms used herein without definition shall have the meanings given to them in the Fee Schedule.

Fund Accounting

I.	In Section II of the Fee Schedule, the first paragraph and the table under the heading “Fund Accounting” are hereby deleted and replaced with the following:

“In consideration for the provision of fund accounting services by State Street pursuant to the Custody Agreement and the discharge of its other obligations thereunder, each Fund shall be obligated to pay State Street the fees and charges set forth in this Section II, together with any applicable fees and charges payable under Sections V and VI below. On a monthly basis, each Fund shall pay a fund accounting fee equal to the Fund’s pro rata share of the Fund Accounting Complex Basis Point Fee plus applicable Automated Pricing fees, in each case as specified below.

Fund Accounting Complex Basis Point Feei (pro rata share per Fund/per year)

Net Asset Value of Complex-Wide Assets (excluding Fund of Funds and	Annual Basis Point Rate
Feeder Funds)
First 25 Billion	0.61
Next 75 Billion	0.70
Excess	0.50

As used herein, “Complex’ shall mean all Funds. Yearly fees will be invoiced in twelve monthly installments as part of the standard invoicing process.”

2.

This Amendment is intended to modify and amend the Fee Schedule and the terms of this Amendment and the Fee Schedule are to be construed to be cumulative and not exclusive to each other. The Fee Schedule, as amended hereby, is hereby ratified and confirmed and remains in full force and effect.

Signatures

EACH SUNAMERICA / VALIC FUND	STATE STREET BANK AND TRUST COMPANY
PARTY TO THE CUSTODY AGREEMENT

By: /s/Gregory Kingston	By: /s/ Andrew Erickson

Name: Gregory Kingston	Name: Andrew Erickson

Title: Treasurer	Title: Executive Vice President

State Street Bank and Trust Company

SUNAMERICA/VALIC FUNDS

AMENDMENT TO

CONFIDENTIAL FEE SCHEDULE DATED AS OF OCTOBER 1, 2013

CUSTODY AND FUND ACCOUNTING SERVICES

EFFECTIVE AS OF JUNE 29, 2018

Explanatory Notes

i

Fund Accounting Complex Basis Point Fee. The Fund Accounting Complex Basis Point Fee will be calculated by multiplying the sum of the average monthly NAV of all Funds in the Complex (excluding Fund of Funds and Feeder Funds) by the applicable basis point rate(s), dividing the result (or the sum of the results if tiered rates apply) by 360 and multiplying that amount by 30. Each Fund’s fee will be proportionally allocated based on the pro rata share of such Fund’s NAV relative to the Complex (excluding Fund of Funds and Feeder Funds). The average monthly NAY of each Fund will be calculated by taking the sum of the Fund’s daily NAVs for each day of the calendar month (for each non-business day, the preceding business day’s NAV will be used unless the Fund requests use of a different calculation methodology) and dividing that amount by the number of calendar days in the month. State Street reserves the right to bill on the average monthly gross asset value rather than the average monthly NAV of a Fund if the use of leverage (including but not limited to short positions) by the Fund reduces its average monthly NAV and thereby reduces by any material amount the Fund Accounting Complex Basis Point Fee that otherwise, would be payable in the absence of such leverage. For purposes of calculating the Fund Accounting Complex Basis Point Fee, the Complex does not include any Fund of Fund or Feeder Fund structures, which are instead covered by the Fund of Funds/ Feeder Funds Fees set forth in Section III.